RiverSource Life Insurance Company

70100 Ameriprise Financial Center

Minneapolis, MN 55474

1.800.862.7919

Accounting Value Increase Rider

This rider is part of the policy to which it is attached. It is subject to all terms and provisions of the policy unless this rider changes them. This rider does not increase Your policy values.

Rider Benefit

If the policy is fully surrendered while this rider is in force, We will waive a portion of the surrender charge.

The waiver period and the percentage of the surrender charge that is waived are shown under Policy Data. This waiver is for the surrender charge that would apply to the initial Specified Amount. The waiver does not apply to any surrender charge due to increases in the Specified Amount, or to partial surrenders.

We will not waive any surrender charge under the terms of this rider if the policy is being surrendered in exchange for a new insurance policy or contract.

This rider does not change the surrender charges used to determine the following:

1.	the amounts available under the policy for loans and partial surrenders;

2.	the Cash Surrender Value used to determine if the policy enters the grace period.

Monthly Deduction for the Cost of this Rider

While this rider is in force, a monthly deduction for the cost of this rider is taken from the Policy Value. The monthly deduction amount for this rider is shown under Policy Data.

The monthly deduction for the cost of this rider will not change due to an increase in the Specified Amount.

The monthly deduction for the cost of this rider will not change due to a decrease in the Specified Amount unless the decrease is due to an acceleration of the death benefit due to a chronic illness.

If there is an acceleration of the death benefit due to a chronic illness, the monthly deduction amount for this rider will be recalculated as follows:

a x b/c

where:

a.	is the monthly deduction for this rider immediately prior to the acceleration of the death benefit;

b.	the new policy Specified Amount immediately after the acceleration of the death benefit;

c.	is the policy Specified Amount immediately prior to the acceleration of the death benefit.

Rider Termination

This rider will terminate on the earliest of the following:

1.	the date the policy Terminates; or

2.	the date of death of the Insured; or

3.	the Expiration Date for this rider shown under Policy Data.

Rider Reinstatement

If the policy to which this rider is attached is reinstated after it terminated and the reinstatement is prior to the Expiration Date for this rider as shown under Policy Data, this rider will be reinstated.

Effective Date of this Rider. This rider is issued as of the Policy Date of the policy unless a different date is shown under Policy Data.

RiverSource Life Insurance Company

Secretary

Schedule of Benefits and Riders

	Effective Date	Expiration Date	Monthly Cost of Insurance
Flexible Premium Adjustable Life with Indexed-Linked Interest Option(s)	August 1, 2016	See policy form	See policy form

Accelerated Benefit Rider For Terminal Illness	August 1, 2016	See rider form	See rider form

Accounting Value Increase Rider	August 1, 2016	August 1, 2024	$3.25

Policy Year	% of Surrender Charges waived
1-4	100%
5	80%
6	65%
7	50%
8	35%
9+	0%

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